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HJ & ASSOCIATES, L.L.C
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

American Institute of
Certified Public
Accountants

Utah Association of
Certified Public
Accountants

SEC Practice Section
Private Companies
Practice Section

March 17, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C., 20549

Re: Carmina Technologies, Inc.
Commission File No. 0-30685

We were previously the independent accountants for the Company and on April 8, 2000, we reported on the financial statements of the Company for the year ended December 31, 1999 and 1999, and from inception on May 7, 1999 through December 31, 1999.

We have read item 4 of the Current Report on Form 8-K/A of Carmina Technologies, Inc. dated March 12, 2001, and the revised language in Item 3, Part II, of the Form 10-SB/A, and we agree with the statements contained therein as they relate to our firm.

Very truly yours,

HJ & Associates, LLC

HJ & Associates, LLC
(formerly Jones, Jensen & Company)
Certified Public Accountants

50 South Main Street, Suite 1450 • Salt Lake City, Utah 84144 • Telephone (801) 328-4408 • Facsimile (801) 328-4461